Exhibit 2.5
SECOND AMENDING AGREEMENT
          THIS SECOND AMENDING AGREEMENT made the 20th day of February, 2006
B E T W E E N:
INCO LIMITED,
a corporation existing under the laws
of Canada,
(hereinafter called the “Offeror”),
- and -
FALCONBRIDGE LIMITED,
a corporation existing under the laws
of the Province of Ontario,
(hereinafter called the “Company”).
          WHEREAS the Offeror mailed the Offer dated October 24, 2005 to purchase all outstanding Common Shares of the Company (the “Original Offer”) in accordance with Section 1.1(b) of the Support Agreement dated October 10, 2005 entered into between the Offeror and the Company, as amended by Amending Agreement dated February 20, 2006 (as amended, the “Support Agreement”);
          AND WHEREAS the Original Offer provided for an initial expiry time of 8:00 p.m. (Toronto time) on December 23, 2005 (the “Initial Expiry Time”) and, by subsequent notices of extension, the Offeror extended the expiry time of the Offer to 8:00 p.m. (Toronto time) on February 28, 2006;
          AND WHEREAS the Offeror proposes to extend the expiry time of the Offer further as a result of the status of the Competition Clearance Conditions (as defined in the Support Agreement);
          NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each party, the parties hereby covenant and agree as follows:
1.	Amendments to the Support Agreement
(a)	Section 1.1(c) of the Support Agreement is hereby amended as follows:

(i)	by deleting the reference to 120 days in clause (i) of Section 1.1(c) and substituting therefor a reference to 229 days and, accordingly, the second sentence of Section 1.1(c) shall now read as follows:
“If the conditions set forth in paragraph (b) of Schedule A to this Agreement (the “Competition Clearance Conditions”) have not been satisfied or waived by the Initial Expiry Time, the Offeror agrees that it will extend the Offer through one or more extensions for such number of days as does not exceed the lesser of: (i) an additional 229 days; and (ii) such number of days as is required for the Competition Clearance Conditions to be satisfied.”
(ii)	by deleting the last two sentences of Section 1.1(c) and replacing them with the following:
“Notwithstanding the foregoing, if any other Person makes an offer to acquire the Common Shares by take-over bid which offer has a stated expiry time that is earlier than the Expiry Time or if the Competition Clearance Conditions are satisfied prior to the Expiry Time, the Offeror may amend or vary the Offer to accelerate the Expiry Time. For greater certainty, the provisions of Section 1.2 of this Agreement shall continue to apply to the Offer, notwithstanding an acceleration of the Expiry Time made in accordance with the foregoing sentence.”
(b)	Section 1.1(d) of the Support Agreement is hereby amended by deleting the reference to “Initial Expiry Time” in that section and substituting therefor a reference to “Expiry Time” and, accordingly, Section 1.1(d) shall now read as follows:
“It is understood and agreed that the Offeror may, in its sole discretion, modify or waive any term or condition of the Offer; provided that the Offeror shall not, without the prior consent of the Company, increase the Minimum Tender Condition, impose additional conditions to the Offer or otherwise vary the Offer (or any terms or conditions thereof) in a manner which is adverse to the Shareholders (provided that, for certainty, the Offeror may in its sole discretion waive or decrease the Minimum Tender Condition (provided that it may not waive the Minimum Tender Condition in order to acquire less than 50.01% of the Common Shares outstanding (calculated on a Fully-Diluted Basis)), increase the total consideration per Common Share and/or add additional consideration, or accelerate the Expiry Time in accordance with Section 1.1(c) above).”

(c)	Section 4.1 of the Support Agreement is hereby amended with effect as of the date hereof by deleting paragraphs (e), (f), (g), (i) and (n) and substituting the following therefor:
“	(e)	not enter into, adopt, amend, vary, modify or take any other action with respect to any bonus, profit sharing, incentive, salary or other compensation, equity based award, pension, retirement, deferred compensation, severance, change in control, employment or other employee benefit plan, agreement, trust, fund, or arrangement for the benefit or welfare of any officer, director or employee, or similar rights or other benefits except prior to February 20, 2006 for changes in compensation for employees, other than officers and directors, in the ordinary course of business consistent with past practice and except following February 20, 2006 for changes in compensation for employees, including officers and directors, in the ordinary course of business consistent with past practice;
(f)	not acquire any capital assets or group of related capital assets (through one or more related or unrelated acquisitions) having a value in excess of U.S. $50 million in the aggregate during the period between the date of this Agreement and February 20, 2006 or a value in excess of U.S. $100 million in the aggregate in the one year period following the date of this Agreement, unless in either case expressly contemplated in the Company’s operating budgets Disclosed to the Offeror (within the meaning of that term as defined in Schedule C to this Agreement) and conducted in the ordinary course of business consistent with past practice;
(g)	not sell, lease, option, encumber or otherwise dispose of any capital assets or group of related capital assets (through one or more related or unrelated transactions) having a value in excess of U.S. $50 million in the aggregate for all such transactions during the period between the date of this Agreement and February 20, 2006 or a value in excess of U.S. $100 million in the aggregate for all such transactions in the one year period following the date of this Agreement, unless in either case expressly contemplated in the Company’s operating budgets Disclosed to the Offeror and conducted in the ordinary course of business consistent with past practice;
(i)	not authorize, agree to issue, issue or award any stock options under any existing plan of the Company or otherwise except for stock options issued after February 20, 2006 to officers in the ordinary course of business consistent with past practice (“additional stock options”), provided the Common Shares underlying such additional stock options do not exceed 800,000 Common Shares in aggregate and further provided such additional stock options are not subject to acceleration of vesting upon a change of control or otherwise and shall vest in increments of no more than 20% annually commencing on February 8, 2007, except that notwithstanding the foregoing, the first 20% increment shall vest no earlier than the later of February 8, 2007 and 30 days after the Effective Date;
(n)	not incur, or commit to, capital expenditures in excess of Cdn. $50 million in the aggregate during the period between the date of this Agreement and December 31, 2005, and not in excess of Cdn. $100 million in the aggregate thereafter not otherwise included in the capital expenditures budgets of the Company covering its existing operations and projects Disclosed to the Offeror, and not make any formal or informal decision or take any other action, including, but not limited to, any transfer or assignment to any Person of any ownership interest in any company or other entity involved or otherwise participating in such project or any commitment associated with any such project, to advance or otherwise proceed with any project involving capital expenditures in excess of Cdn. $100 million (or, in the case of any of the foregoing dollar amounts, the equivalent in any other currency or currencies based upon the prevailing exchange rates), in each case other than as for those capital expenditures presently contemplated and Disclosed to the Offeror; ”
2.	Confirmation of Support Agreement
     The Offeror and the Company hereby confirm that the Support Agreement remains in full force and effect, unamended except as provided for in this Amending Agreement.
3.	Counterparts
     This Agreement may be executed in any number of counterparts, each of which shall be deemed to be original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce more than one counterpart.

IN WITNESS WHEREOF, this Agreement has been executed and delivered as of the date first above written, by the duly authorized representatives of the parties hereto.

INCO LIMITED
By:	/s/ Scott M. Hand
	Name:	Scott M. Hand
	Title:	Chairman and Chief Executive Officer

By:	/s/ Stuart F. Feiner
	Name:	Stuart F. Feiner
	Title:	Executive Vice President, General Counsel and Secretary

FALCONBRIDGE LIMITED
By:	/s/ Stephen Young
	Name:	Stephen
	Title:	Young Secretary

By:	/s/ Jeffrey A. Snow
	Name:	Jeffrey A. Snow
	Title:	Senior Vice President